February 6, 2019

Zhou Pengwu
Chief Executive Officer
Aesthetic Medical International Holdings Group Ltd.
1122 Nanshan Boulevard
Nanshan District, Shenzhen
Guangdong Province, China 518052

       Re: Aesthetic Medical International Holdings Group Ltd.
           Draft Registration Statement on Form F-1
           Submitted December 7, 2018
           CIK No. 0001757143

Dear Dr. Pengwu:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary
Challenges, page 3

1. Affirmatively address your reliance on contractual arrangements to exercise control over your PRC operating subsidiaries and receive economic benefits from certain portions of equity interests in those subsidiaries, and disclose that such contractual arrangements may not be as effective as direct ownership in controlling your subsidiaries. Prominently disclose your subsidiaries that are subject to these contractual arrangements. Disclose the percentage of revenues in your consolidated financial statements that will be derived from those subsidiaries.
 Zhou Pengwu
FirstNameMedical International Holdings Group Ltd.
Aesthetic LastNameZhou Pengwu
Comapany NameAesthetic Medical International Holdings Group Ltd.
February 6, 2019
February 6, 2019 Page 2
Page 2
FirstName LastName
Our History and Corporate Structure, page 4

2. Briefly discuss the reasons the Company entered into a series of contractual arrangements
         (what you refer to as the Target Equity Interests) with certain of your directors, officers, and subsidiaries.
3. Revise the diagram on pages 6 and 62 such that each entity is legible. Further, revise the diagram to convey the series of Contractual Arrangements entered into with Dr. Zhou
         Pengwu, Shenzhen Pengai Investment, the Relevant Subsidiaries and Ms. Ding
         Wenting with respect to the Target Equity Interests. Similarly, expand upon the disclosure in footnote 2 by providing narrative disclosure regarding the Target Equity
         Interests held by Dr. Pengwu. Clarify whether the percentages of equity interests held by
         Dr. Pengwu set forth in footnote 2 constitute all of Dr. Pengwu's holdings in those entities or just those holdings resulting from the contractual arrangements.
4. Indicate the anticipated ownership percentages in the registrant by public shareholders and material beneficial holders following this offering.
Risk Factors
We depend significantly on the strength of our brand..., page 13

5. You disclose that several of your treatment centers have been subject to administrative warnings and penalties due to incidents of non-compliance. Disclose whether any such incidents have resulted in or are likely to result in the failure to obtain or renew any licenses, permits, or approvals for your operations.
Risks relating to our business and our industry
Our business is subject to professional and other liabilities for which we may not be insured, page 25

6. You state that you may face liabilities that exceed your available insurance coverage or arise from claims outside the scope of your insurance coverage. To provide context, please further expand your risk factor to identify the types of treatments or services you provide for which you and your medical staff may not be covered. Address the significance of these treatments as a percentage of your revenue generating activities.
Dr. Zhou Pengwu may have potential conflicts of interest with us, which may materially and adversely affect our control..., page 30

7. Disclose the nature of the potential conflicts of interest. Also address whether any failure to control the Target Equity Interests may result in your inability to derive economic benefits from your subsidiaries.
 Zhou Pengwu
FirstNameMedical International Holdings Group Ltd.
Aesthetic LastNameZhou Pengwu
Comapany NameAesthetic Medical International Holdings Group Ltd.
February 6, 2019
February 6, 2019 Page 3
Page 3
FirstName LastName
Risks relating to the ADSs and this offering, page 41

8. Please include risk factor disclosure addressing the risks to holders of your ADSs resulting from the requirement under the deposit agreement that holders waive the right to a jury trial of any claim they may have against you or the depositary arising out of or relating to your shares, the ADSs or the deposit agreement, including claims under the U.S. federal securities laws. Similarly, include disclosure of whether holders' claims are subject to an exclusive forum requirement. Such disclosure should clarify whether, and if so how, these provisions affect the rights of your ADS holders to pursue claims under U.S. federal securities laws.
9. We note that Dr. Zhou Pengwu and Ms. Ding Wenting together own 71.6% of outstanding ordinary shares prior to this offering. If true, address in a standalone risk factor the possibility that the concentration of voting power may result in the Company being considered a controlled company under applicable exchange listing rules and disclose the extent of the control over the Company that Dr. Pengwu and Ms. Wenting will exercise following this offering. Clarify that minority shareholders will have little ability to influence the direction of the Company as a result of this voting control. Finally, address the familial relationships among members of your board of directors. Use of Proceeds, page 52

10. We note that the total amount of funding provided to your wholly foreign-owned operating subsidiaries through loans is subject to statutory limits under PRC laws and regulations. In light of these statutory limits, please quantify the current amount of loans you may make to your PRC subsidiaries under PRC law. Alternatively, disclose that all of the net offering proceeds currently would be available for use in PRC operations via loans to your PRC subsidiary.
11. You disclose plans to use the net proceeds of this offering to finance the strategic expansion of your aesthetic medical treatment center network. To the extent known, please disclose the anticipated percentages that will be used for facility upgrades at existing treatment centers, the establishment of new treatment centers, acquisitions, and for general corporate purposes.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Year ended December 31, 2017 compared to year ended December 31, 2016, page 75

12. With respect to your revenue increases from non-surgical aesthetic medical services and from surgical aesthetic medical services, expand your disclosure to clarify whether any specific procedures or treatments accounted for a significant portion of such increases as compared to the prior period.
 Zhou Pengwu
FirstNameMedical International Holdings Group Ltd.
Aesthetic LastNameZhou Pengwu
Comapany NameAesthetic Medical International Holdings Group Ltd.
February 6, 2019
February 6, 2019 Page 4
Page 4
FirstName LastName
Business
General healthcare and other aesthetic services, page 98

13. Provide an explanation of the types of treatments and services you offer that you classify as aesthetic traditional Chinese medicine and describe how these treatments or practices may differ from those of western medicine.
Regulations related to foreign investment in the PRC, page 132

14. Please clarify whether any of the Company's or its subsidiaries' operations fall within a restricted business category under the PRC's Foreign Investment Industries Guidance
         Catalog. Similarly, to the extent material, discuss the possibility that any of the
         Company's potential treatments or services may fall within the restricted category in the future.
Consolidated Financial Statements
1 General Information, page F-8

15. Please disclose in the notes to the financial statements the significant terms of the contractual arrangements disclosed at page 63 which are entered into with shareholders of entities operated as joint ventures. Also disclose the reasons for entering into these arrangements and the impact on the financial statement presentation. Summary of significant accounting policies
Provisions, page F-20

16. We note your disclosure of several lawsuits related to the services provided. Please disclose the amount you have recorded as a contingent liability, if material.
Revenue recognition, page F-21

17. Please disclose your policy for determining when to issue refunds to customers who are not satisfied with the results of their procedures. We note your disclosure on page 107, that you experienced a 77.0% increase in amounts refunded in 2017. Also disclose any recorded allowances, if material.
18. We note your disclosure that you continue to innovate your medical services techniques to, in part, achieve shorter recovery times. Please tell us to what extent the recovery time is considered in the timing of revenue recognition for services performed.
General

19. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Zhou Pengwu
Aesthetic Medical International Holdings Group Ltd.
February 6, 2019
Page 5

        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French,
Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at
(202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.



FirstName LastNameZhou Pengwu                         Sincerely,
Comapany NameAesthetic Medical International Holdings Group Ltd.
                                                      Division of Corporation
Finance
February 6, 2019 Page 5                               Office of
Telecommunications
FirstName LastName